UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of June 19, 2003

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Hydro prepares public listing of Agri

Oslo (2003-06-19): Norsk Hydro's Board of Directors decided today to begin preparations for establishing Agri as a separate Norwegian-based company listed on the Oslo Stock Exchange. The Hydro group will in the future concentrate its operations fully on the business areas Oil & Energy and Aluminium. The decision follows a comprehensive review of the portfolio with a view to continuing the highest possible value creation for the company and its shareholders.

"Hydro's agricultural operation has carried out a successful turnaround, and is now well positioned for profitable growth. Agri is the world's leading fertilizer company and has considerable potential for future value creation. This can best be realized through increasing the operation's financial flexibility by giving it direct access to the capital markets," says President and CEO Eivind Reiten. "The decision also makes it possible to direct greater attention and financial resources to the significant opportunities for further development in the Oil & Energy and Aluminium business areas."

Hydro will evaluate various public market transaction for the listing according to the best interests of the company and its shareholders. Possible transaction options are spin-off, issuance of subscription rights to Hydro's shareholders, sale of shares to the public (IPO) or a combination of these. The listing on the Oslo Stock Exchange is planned for the first half of 2004.

Agri is the world's largest supplier of plant nutrition, with 7,300 employees in more than 50 countries and a turnover of NOK 33 billion (2002). There are approximately 1,100 Agri employees in Norway, most of whom work at the production plants in Porsgrunn and Glomfjord. Its present size indicates that Agri will be one of the 10 largest companies on the Oslo Stock Exchange. The new company will be led by Thorleif Enger, who has been head of Agri since 1999.

How rapidly the reduction of Hydro's ownership interest in a listed Agri-company will take place, will depend on the transaction option selected. Hydro should not be expected to remain a long-term owner in the separate Agri company.

The Hydro group will in the future concentrate management and financial resources on the implementation of its established strategies for the development of the business areas Oil & Energy and Aluminium. Increased value creation will be based on the areas' competitive advantages and Hydro's core expertise in connection with commercial and technological innovation, cost efficient operations and first class project execution. Focus will be maintained on capital discipline and improved profitability.

After the spin-off of Agri, Hydro will have around 40,000 employees in nearly 50 countries; turnover in 2002 excluding Agri was NOK 130 billion.

Hydro's oil and energy operations are the second largest operator on the Norwegian continental shelf, and production growth is strong. Oil & Energy will continue to build upon its competitive advantages in relation to cost-efficient field development and operations, application of new technology, and will take advantage of its strong position in the liberalized European energy market.

Hydro's aluminium operation is the leader in Europe and one of the three largest integrated aluminium companies in the world. This business area will strengthen its market positions mid- and downstream on the basis of quality, cost-efficient production and proximity to customers. Further value will be created through improvements to the relative cost levels in alumina and primary production, portfolio adjustments and the completion of current improvement programs.

"The Board's decision provides a solid platform for a strengthened development for all of Hydro's three core areas, to the benefit of the company's owners, employees and customers. The establishment of the new Agri company creates a Norwegian-based company with a leading global position, while Hydro will put its full force into the attractive opportunities within the Oil & Energy and Aluminium areas," Eivind Reiten points out.

The strategy for the new Agri company, which will be renamed, will be presented in greater detail at an Agri capital market day planned for November. Hydro's capital market day will be held in December.

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Norsk Hydro invites to a

Presentation at Norsk Hydro in Bygdøy Alle 2 in Oslo at 13.30 CET

President and CEO Eivind Reiten and Agri President Thorleif Enger will be present.

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The management of Norsk Hydro will also inform through a conference call.

The conference call is at 17.00 CET at the telephone : + 44 207 1620181 or + 44 208 201 1043

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President, Corporate Accounting and Consolidation

June 19, 2003